

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 16, 2013

Via E-mail
Mr. Robert Bell
Chief Executive Officer
Silver Stream Mining Corp.
Suite 1120, 470 Granville Street
Vancouver, British Columbia
V6C 1V5 Canada

Re: Silver Stream Mining Corp. (f/k/a W.S. Industries, Inc.)
Amendment No. 2 to Form 8-K
Filed November 19, 2013
File No. 000-52752

Dear Mr. Bell:

We have reviewed your filing and have the following comment. Please note that we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Item 2.01 Completion of Acquisition or Disposition of Assets

The Merger

Background to the Merger, page 6

1.   We have considered your revisions in response to comments 1 and 2 in our letter dated August 14, 2013. Please revise to better explain the preexisting business relationship referenced in the second full paragraph under this subheading. Please also expand on the board's consideration of the "proposed capitalization of the merged company" in greater detail. To the extent that such discussions occurred over several board meetings, revise to explain as such and also describe the scope of discussions in each such meeting.

WS Debt Restructuring, page 7

2.   We have considered your revisions in response to comment 5 in our letter dated August 14, 2013. Please revise to explain the company's relationship with each of the named debt holders, consistent with your discussion of Mr. Dempsey and Ms. Davis. Please also explain the purpose of the debt. Also, we note that certain debt was forgiven in connection with the merger transaction. Please explain the inducements, if any, to the shareholder to forgive the notes.

Narrative Description of the Business

Asset Operation Contract, page 10

3.   We note your response to comment 10 in our letter dated August 14, 2013. Please revise to better describe assets construed to be "readily available" minerals mined by Mr. Tovar.

Employees and Consultants, page 14

4.   Please revise to disaggregate your discussion of the respective roles for your mining consultants so that shareholders can better appreciate their distinct roles. Please also discuss the specific terms, including compensation, for each arrangement.

The Metates Property, page 17

5.   We note your description of your mining concession in this section and request additional clarification in comparison to your disclosure found on page 11. In addition, please disclose the following information for each of your properties:

   •   The nature your ownership or interest in the property with a description of all interests in your properties, including the terms of all underlying agreements and royalties.

   •   Describe the process by which mineral rights are acquired at this location and the basis and duration of your mineral rights, surface rights, mining claims or concessions.

   •   The conditions that must be met to retain your claims or leases, including quantification and timing of all necessary payments, annual maintenance fees, and disclose who is responsible for paying these fees.

   Please ensure that you fully discuss the material terms of the land or mineral rights securing agreements, as required under paragraph (b)(2) of Industry Guide 7.

6. We note you refer to an exploration contract as part of your option agreement for your mineral properties. Please identify the filing, exhibit number, and date when you have filed these documents on EDGAR. If you have not previously filed translated copies of your lease agreements, we believe that you would need to file these to comply with Item 601(b) (10) (ii) (B) of Regulation S-K

7. Please disclose the information required under paragraph (b) of Industry Guide 7 for all your material properties listed under this heading. For any properties identified that are not material, please include a statement to that effect, clarifying your intentions. For each material property, include the following information:

    - The location and means of access to your property, including the modes of transportation utilized to and from the property.

    - Any conditions that must be met in order to obtain or retain title to the property, whether you have surface and/or mineral rights.

    - A brief description of the rock formations and mineralization of existing or potential economic significance on the property.

    - A description of any work completed on the property and its present condition.

    - The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.

    - A description of equipment, infrastructure, and other facilities.

    - The current state of exploration of the property.

    - The total costs incurred to date and all planned future costs.

    - The source of power and water that can be utilized at the property.

    - If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

    You may refer to Industry Guide 7, paragraphs (b) (1) through (5), for specific guidance pertaining to the foregoing, available on our website at the following address: www.sec.gov/about/forms/industryguides.pdf

8. Please insert a small-scale map showing the location and access to each material property, as required by Instruction 3(b) to Item 102 of Regulation S-K. Please note the EDGAR program now accepts Adobe PDF files and digital maps, so please include these

maps in any amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow figures and diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if additional assistance is required, please call Filer Support at (202) 551-3600 for Post-Acceptance Filing Issues or (202) 551-8900 for Pre-Acceptance Filing Issues. We believe the guidance in Instruction 3(b) of Rule 102 of Regulation S-K would generally require maps and drawings to comply with the following features:

- A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

- A graphical bar scale should be included. Additional representations of scale such as "one inch equals one mile" may be utilized provided the original scale of the map has not been altered.

- A north arrow.

- An index map showing where the property is situated in relationship to the state or province, etc., in which it was located.

- A title of the map or drawing, and the date on which it was drawn.

- In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

9.   In the description of each exploration property, please provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature to comply with the guidance in paragraph (b) (4) (i) of Industry Guide 7, applicable under the instructions to Item 4 of Form 20-F.

Property Description and Location, page 17

10.   We note your response to comment 15 in our letter dated April 14, 2013 and will continue to monitor for a copy of the report. Please note that we will not be in a position to declare your filing effective until we have had an opportunity to review such materials.

History, page 22

11.   We note you disclose previous mining activities on your mineral properties. Please elaborate on any surface disturbance or contamination issues found on the surface or in

the groundwater due to historical mining activities. The extent and significance of the disturbance/contamination, as well as your plans to remediate the site, should be clear.

Exploration

El Oro mine, page 30

12.   We note you reference grab samples and sample ranges in this and other sections of your filing. When reporting the results of sampling and chemical analyses, please revise your disclosure to address each of the following regarding mineralization of existing or potential economic significance on your property:

- Disclose only weighted-average sample analyses associated with a measured length or a substantial volume.

- Eliminate all analyses from "grab" or "dump" samples, unless the sample is of a substantial and disclosed weight.

- Eliminate all disclosure of the highest or best values/grades of sample sets. Present a balanced disclosure of the drill and sampling results

- Eliminate grades disclosed as "up to" or "as high as" or "ranging from."

- Eliminate statements containing grade and/or sample-width ranges.

- Aggregated sample values from related locations should be aggregated based on a weighted average of lengths of the samples.

- Generally, use tables to improve readability of sample and drilling data.

- Soil samples may be disclosed as a weighted average value over an area.

- Refrain from reporting single soil sample values.

- Convert all ppb quantities to ppm quantities for disclosure.

- Avoid optimistic descriptive adjectives such as high-grade or ore-grade.

Please revise your disclosures to comply with this guidance. Please note the TSX Venture Exchange Corporate Finance Manual – Appendix 3F also addresses many of these items.

13. Detailed sampling provides the basis for the quality estimate or grade of your mineral discovery. Please provide a brief description of your sample collection, sample preparation, and the analytical procedures used to develop your analytical results. In addition, please disclose any Quality Assurance/Quality Control (QA/QC) protocols you have developed for your exploration program. These procedures would serve to inform potential investors regarding your sample collection and preparation, assay controls, sample custody, assay precision and accuracy procedures and protocols.

Testing Program Recovery, page 37

14. WE note your description that the 2008-2011 period of property development that there was no known mineral resource or reserve estimates available for the Metates mine property. The terms development and production have very specific meanings within Industry Guide 7 (see www.sec.gov/about/forms/industryguides.pdf). These words/terms reference the development stage when companies are engaged in preparing reserves for production, and the production stage when companies are engaged in commercial-scale, profit-oriented extraction of minerals. Since you do not disclose any reserves as defined by Guide 7, please remove the terms develop, development or production throughout your document, and replace this terminology, as needed, with the terms such as explore or exploration. This includes the use of the terms in the Financial Statement head notes and footnotes, please see Instruction 1 to paragraph (a) of Industry Guide 7

15. Under SEC Industry Guide 7, the terms ores, ore grade or ore body are treated the same as the term reserve. Since not all deposits are necessarily reserves, please remove the term ore from your filings, replacing it as necessary with the word mineralization or other appropriate terms.

Recommendations, page 38

16. We have considered your response to comment 16 in our letter dated August 14, 2013. In light of your current state of operations, please update the tabular disclosure for the 1st month of operations to better reflect the actions you actually plan to undertake given your limited resources. We may have further comment.

Risk Factors, page 47

17. Add a risk factor that addresses that fact that the probability of an individual prospect ever having "reserves" that meet the requirements of Industry Guide 7 is extremely remote, in all probability the properties do not contain any reserves, and any funds spent on exploration will probably be lost.

18. Please disclose whether any your officers and directors have visited your mining concessions and if so, when and for how long. If they have not visited your mineral property, please add related risk factor disclosure.

19.   We note your response to comments 19 in our letter dated August 14, 2013 that your CFO works with your independent auditors in preparing your financial disclosure. We also note that the accountant and bookkeeper you have retained to prepare your financial statements worked with your external auditors on the preparation of the financial statements of WS Industries prior to the merger. Please explain to us in detail the nature of your independent auditors' involvement in the preparation of your financial statements and financial disclosures and how you considered Rule 2-01(b) and (c)(4) of Regulation S-X.

20.   Please tell us what relevant ongoing training the accountant and your CFO have had relating to U.S. GAAP.

21.   With respect to your CFO, please tell us about his experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP.

22.   We note your response to comments 21 in our letter dated August 14, 2013. We note that you have retained individuals who are not your employees to prepare your financial statements. Please tell us the total amount of fees you paid to each individual in connection with the preparation of your financial statements for the most recent fiscal year end.

Exhibit 99.1 Consolidated Financial Statements of Rio Plata Exploration Corporation

Consolidated Balance Sheets

23.   We note your response to comments 30 in our letter dated August 14, 2013. As previously requested, please revise to disclose, the nature of "Taxes receivable, net", how they originated and the basis for recording this receivable. Also, revise to disclose the age of the IVA taxes receivable from the government of Mexico and how you determined this amount is collectible.

Consolidated Statement of Stockholders' Deficit

24.   We note your response to comment 31 in our letter dated August 14, 2013. Please revise your financial statements to reflect the adoption of ASU No. 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income ("ASU 2011-05") which was effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2011 with full retrospective application required. This new guidance requires the components of net income and other comprehensive income to be either presented in one continuous statement, referred to as the statement of comprehensive income, or in two separate, but consecutive statements. This new guidance eliminates the current option to report other comprehensive income and its components in the statement of shareholders' equity.

Note 2.Summary of Significant Accounting Policies

Mineral Properties

25.   We note your response to comments 32 in our letter dated August 14, 2013. Please explain to us with sufficient specificity how you considered the guidance in ASC 930-360-35 as it relates to estimating future cash flows (both undiscounted and discounted) used for determining whether your mineral rights are impaired.

Exhibit 99.2 Pro Forma Financial Statements

26.   We note your response to comments 35 in our letter dated August 14, 2013. Please explain to us why you have included pro forma statement of operations for the year ended March 31, 2012 (Exhibit 99.2), and why you have retained the presentation for the periods December 31, 2012, February 28, 2013 and August 31, 2012 (Exhibit 99.3). Tell us how your presentation complies with Rule 8-05 of Regulation S-X which requires that pro forma statement of operations be filed only for the latest fiscal year and subsequent interim period. See Article 11-02(c)(2)(i) of Regulation S-X for reference.

Note 1.Basis of Presentation

27.   We note your response to comments 37 in our letter dated August 14, 2013. Please revise to clarify that, if true, the pro forma statement of operation reflects the merger and other relevant events as if these transactions occurred at the beginning of the fiscal year presented. See Article 11 of Regulation S-X for reference.

Note 3. Pro-forma Adjustments

28.   We note your adjustment (c) for sale of common stock subsequent to March 31, 2013 and adjustment (f) for anticipated conversion of matured loans, advances and accrued interest. Please tell us how you determined that these events are directly attributable to the merger and, with respect to adjustment (f), factually supportable. See Article 11 of Regulation S-X for reference.

29.   Notwithstanding the above, please tell us how adjustment (f) for $1,828,000 is reflected in the stockholders' deficit section of the pro forma balance sheet.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jorge Bonilla, Staff Accountant, at (202) 551-3414 or Daniel Gordon, Accounting Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. You may contact George Schuler, Mining Engineer, at (202) 551-3718 with questions about the engineering comments. Please contact Jerard Gibson, Staff Attorney, at (202) 551-3473 or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief